UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2024

- OR -

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

Union Pacific Agreement
Employee 401(k) Retirement
Thrift Plan

Employer ID No: 94-6001323
Plan Number: 015

Financial Statements as of December 31, 2024 and 2023, and for the year ended December 31, 2024,
Supplemental Schedule for the Year Ended December 31, 2024, and
Report of Independent Registered Public Accounting Firm

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

Note:
Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2025

We have served as the auditor of the Plan since 1990.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,	2024	2023
ASSETS:
Plan interest in Master Trust:
Investments at fair value (Note 3 and 4)	$2,255,766,032	$2,105,709,333
Investments at contract value (Note 4)	134,033,107	149,419,120
NET ASSETS AVAILABLE FOR BENEFITS	$2,389,799,139	$2,255,128,453

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,	2024
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Plan interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$205,714,411
Interest and dividends	23,553,124
Net investment income (loss)	229,267,535
Contributions:
Participant contributions	105,685,493
Employer contributions	1,434,885
Total contributions	107,120,378
Total additions	336,387,913
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	199,980,028
Administrative expenses	1,737,199
Total deductions	201,717,227
NET INCREASE (DECREASE) IN NET ASSETS	$134,670,686
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$2,255,128,453
End of year	$2,389,799,139

See notes to the financial statements.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND
FOR THE YEAR ENDED DECEMBER 31, 2024

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company (a subsidiary of Union Pacific Corporation) and its railroad affiliates (the “Company”) who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration — The Plan is administered by the Named Fiduciary - Plan Administration. The Senior Vice President and Chief Human Resource Officer of Union Pacific Railroad Company currently serves in this role. Prior to August 1, 2024, the Company’s President served in such role.

Contributions — Each year, participants may contribute 1% to 75% of their eligible compensation on a salary deferral basis. A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax, Roth, and pre-tax contributions may not exceed 75% of eligible compensation. Participants who will attain age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes to the Plan on behalf of each participant who contributes to the Plan and is represented by a rail union that negotiated a matching contribution with the Company. The Company’s matching contribution is an amount equal to 50% of the participant’s combined pre-tax, designated Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. All contributions to the Plan are subject to applicable limitations specified in the Internal Revenue Code of 1986, as amended (the "Code").

Participant Loans — The Plan does not offer a participant loan feature.

Participant Accounts — An individual account is maintained for each Plan participant. Participants may direct the investment of their account into various investment options offered by the Plan. For all contribution types, participants have the option to direct their investment allocation at their discretion, except that a participant may not direct more than 20% of contributions into the Union Pacific common stock fund, a separately managed account mainly composed of Union Pacific Corporation (the “Corporation”) common stock. Contributions and earnings may be redirected or transferred to other investments at the direction of the participant, except that a participant may not elect to transfer amounts into the Union Pacific common stock fund if such transfer would result in more than 20% of the participant’s account to be invested in such fund. Alternatively, a participant may elect to participate in the Vanguard advisers managed account program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with the participant’s contributions, employer-matching contributions (if applicable), and an allocation of the Plan’s earnings (losses) based on the investment options selected and their performance. The allocations are based on each participant’s account balance by investment option. If a participant does not provide investment directions (or has not elected to participate in the Managed Account Program) with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

On December 1, 2023, the Union Pacific common stock fund was converted to an employee stock ownership plan and designated as the Union Pacific ESOP common stock fund (“ESOP”). With respect to common stock dividends paid to the ESOP and credited to a participant’s Plan account, the participant may elect either to receive an immediate distribution of the dividend or reinvest the dividend in the Union Pacific common stock fund. This election right applies to common stock dividends with a record date on or after December 1, 2023. Absent an affirmative election, a participant is deemed to have elected dividend reinvestment. A participant’s election (or deemed election) is evergreen until affirmatively changed by the participant.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s separation from service, a distribution of benefits will be made upon request in a single sum payment. The portion of a participant’s account invested in the Union Pacific common stock fund, if any, is distributed in cash unless shares of stock are elected at the time of distribution (“in-kind distribution”). In-kind distributions are single sum and any fractional shares are distributed in cash. A participant who separated from service must receive (or begin receiving) distribution of his or her account no later than the participant’s required beginning date, as defined in the Plan. If distribution is deferred until the participant’s required beginning date, the participant's account will be distributed as either a single sum or in the form of monthly, quarterly, semi-annual, or annual installments, as elected by the participant. If the participant remains employed with the Company after attaining age 70 ½ (or, if the participant’s date of birth is after June 30, 1949, the age determined under Section 401(a)(9) of the Code, based on the participant's date of birth), the participant must either take a single sum distribution or begin installment payments of his/her account no later than the April 1st of the year following the year in which the participant separated from service. If the participant dies prior to receiving distribution of his or her entire account, the remaining account balance is distributed to the participant's beneficiary in accordance with the terms of the Plan.

In-service withdrawals, including withdrawals of rollover contributions or after-tax contributions, qualified birth or adoption distributions, hardship withdrawals, and withdrawals on and after age 59 ½, may be made by a participant from his or her account in accordance with the Plan’s provisions.

Subsequent Events Evaluation — We evaluated the effects of all subsequent events through June 26, 2025, the financial statement issuance date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive investment contracts, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statement of changes in net assets available for benefits presents the activity of the fully benefit-responsive investment contracts on a contract value basis.

All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction in the investment return for such investments within net appreciation (depreciation).

Contributions — Participant and employer matching contributions are recorded in the year in which the contributions are withheld from participants’ compensation.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company. The Company is obligated pursuant to the terms of a collective bargaining agreement to pay active participant recordkeeping expenses. Recordkeeping expenses for participants separated from service are deducted from the accounts of those participants. The Management Account Program’s management fee also is deducted from the accounts of participants who have elected to participate in the Managed Account Program.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2024 and 2023.

3. FAIR VALUE MEASUREMENT

Accounting Standard Codification (ASC) 820, Fair Value Measurement, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price (value) for shares is computed daily based on the closing price of the Corporation common stock on the New York Stock Exchange and the number of shares of stock. Employer stock is classified as Level 1 investments.

Cash & cash equivalents — These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual funds (including the domestic and international stock funds, balanced fund, money market fund, and bond funds) — The shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Mutual funds are classified as Level 1 investments.

Common/collective trusts — These investments are valued at the net asset value of units of the common/collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions.

A summary of the Corporation master trust (“Master Trust”) assets (Note 4) measured at fair value on a recurring basis set forth by level within the fair value hierarchy is presented in the following tables:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2024	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common stock	$629,712,621	-	-	$629,712,621
Mutual funds	338,282,336	-	-	338,282,336
Total investments in the fair value hierarchy	$967,994,957	-	-	$967,994,957
Investments measured at net asset value:*
Common/collective trusts				3,463,633,998
Total investments at net asset value				3,463,633,998
Total investments at fair value				$4,431,628,955

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2023	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common stock	$754,628,396	-	-	$754,628,396
Cash & cash equivalents	2,604,424	-	-	2,604,424
Mutual funds	321,935,430	-	-	321,935,430
Total investments in the fair value hierarchy	$1,079,168,250	-	-	$1,079,168,250
Investments measured at net asset value:*
Common/collective trusts				3,136,597,506
Total investments at net asset value				3,136,597,506
Total investments at fair value				$4,215,765,756

*
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4. MASTER TRUST

At December 31, 2024 and 2023, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust is presented in the following tables:

	2024		2023
As of December 31,	Master Trust	Plan Interest	Master Trust	Plan Interest
Investments at fair value:
Common stock	$629,712,621	$298,768,450	$754,628,396	$348,480,814
Cash & cash equivalents	-	-	2,604,424	1,312,469
Mutual funds	338,282,336	160,634,840	321,935,430	148,949,335
Common/collective trusts	3,463,633,998	1,796,362,742	3,136,597,506	1,606,966,715
Investments at fair value	4,431,628,955	2,255,766,032	4,215,765,756	2,105,709,333
Investments at contract value	292,899,727	134,033,107	341,291,504	149,419,120
Total investments	$4,724,528,682	$2,389,799,139	$4,557,057,260	2,255,128,453

Investment income (loss) for the Master Trust is as follows:

For the Year Ended December 31,	2024
Net appreciation (depreciation) in fair value	$403,212,199
Interest and dividends	49,972,014
Total investment income (loss) of Master Trust	$453,184,213
Plan's portion of Master Trust investment income (loss)	$229,267,535

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides participants a stable value investment option, the Union Pacific fixed income fund, that includes a small percentage of money market fund reported at fair value, traditional Guaranteed Investment Contracts (“GICs”), and synthetic GICs. Traditional GICs are issued by insurance companies and provide for benefit-responsive withdrawals by Plan participants at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. The contracts are backed by the assets in an insurance company’s general account or a separate account. Synthetic GICs pair Plan-owned fixed income investments with an insurance-like feature known as a “wrap contract” issued by a bank or life insurance company. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Union Pacific fixed income fund has unrealized gains and losses, the interest crediting rate may differ from then-current market rates. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events could be different under each contract. Such events include layoffs, divisional sales, voluntary or involuntary reductions in workforce, Plan-wide re-enrollments, or other events that are outside the normal operation of the Plan that causes a withdrawal from an investment contract. Plan management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events could be different under each contract. Such events include a change in qualification status of a participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The following table represents the disaggregation of contract value between GICs held by the Master Trust:

As of December 31,	2024	2023
Synthetic investment contracts	$269,689,102	$309,332,573
Traditional investment contracts	23,210,625	22,812,863

5. FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated June 12, 2017, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and the related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan’s participants and beneficiaries. The Company may direct VFTC either to distribute the Plan’s assets to the participants or to continue the Trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific common stock fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2024 and 2023, the Plan’s interest in the Master Trust’s investment in the Union Pacific common stock fund had a cost basis of $124,184,655 and $125,673,793, respectively. During the year ended December 31, 2024, the Plan recorded dividend income of $7,155,786.

The Master Trust also invests in various funds managed by VFTC and common/collective trusts managed by T Rowe Price and EARNEST Partners. VFTC is the Plan's trustee and recordkeeper, and T Rowe Price and EARNEST Partners are each a fiduciary with respect to the Plan's assets invested in the common/collective trusts they manage. Therefore, investment transactions in funds managed by these entities qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In 2024, the Company discovered inadvertent uses of Plan assets by the Company due to administrative errors. Participant contributions of $62 were not timely deposited into participant accounts. These errors resulted in an impermissible extension of credit from the Plan to the Company in violation of Code section 4975(c)(1)(B). The Company corrected the errors in 2025 by depositing the missed participant contributions, plus lost earnings, into the affected participant accounts.

******

SUPPLEMENTAL SCHEDULE

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN
Employer ID No: 94-6001323
Plan No: 015

FORM 5500, SCHEDULE H, PART IV, LINE 4(a) – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2024

Plan year	Check here if late participant loan contributions are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected under VFCP and PTE 2002-51*
2022	☐	$62	$-	$-	$-

*VFCP = Voluntary Fiduciary Correction Program and PTE = Prohibited Transaction Exemption.

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT
THRIFT PLAN

Dated:	June 26, 2025	By:	/s/ Joshua K. Perkes
Joshua K. Perkes,
Senior Vice President and Chief Human Resources Officer
Union Pacific Corporation and Union Pacific Railroad Company